Exhibit 99.5

RESTRICTED STOCK AGREEMENT

PURSUANT TO THE

1ST INDEPENDENCE BANK, INC.

(formerly known as First Federal Savings Bank of Harrodsburg)

RESTRICTED STOCK PLAN AND

TRUST AGREEMENT

FOR OFFICERS, EMPLOYEES AND DIRECTORS

This Agreement shall constitute an award of Restricted Stock (“Award”) for a total of              shares of Common Stock of 1st Independence Financial Group, Inc. (the “COMPANY”), which is hereby granted to              (the “Recipient”) at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the 1st Independence Bank, Inc. Restricted Stock Plan and Trust Agreement (the “Plan”) adopted by 1st Independence Bank, Inc. (“Bank”) which is incorporated by reference herein, receipt of which is hereby acknowledged.

1. Purchase Price. The purchase price for each share of Common Stock awarded by this Agreement is $0.00.

2. Vesting of Plan Awards. The Award of such Common Stock shall be deemed non-forfeitable in accordance with the provisions of the Plan, provided the holder of such Award is an employee, director or director emeritus of the Bank as of such date, as follows:

(a) Schedule of Vesting of Awards.

Date	Number of Shares	Percentage of Total Shares Awarded Which Are Non-forfeitable
As of , 200	__________	20%
As of , 200	__________	40%
As of , 200	__________	60%
As of , 200	__________	80%
As of , 200	__________	100%

(b) Restrictions on Awards. This Award may not be delivered to the Recipient if the issuance of the Shares pursuant to the Award would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Recipient’s receipt of this Award, the Bank may require the person receiving this Award to make any representation and warranty to the Bank as may be required by any applicable law or regulation.

3. Non-transferability of Award. This Award may not be transferred in any manner prior to such Award, or portion thereof, being deemed non-forfeitable. Notwithstanding anything herein or in the Plan to the contrary, all shares subject to an Award held by a Recipient whose employment or service with the Bank terminates due to death shall be deemed 100% earned and non-forfeitable as of the Recipient’s last date of employment or service with the Bank and shall be distributed as soon as practicable thereafter to the beneficiary as set forth in accordance with the Plan.

4. Other Restrictions on Award. This Award shall be subject to such other restrictions and limitations as are contained in the Plan or as determined by the Plan Committee administering such Plan. Such Award shall be immediately 100% vested upon death or disability of the Recipient or upon a change in control of the Company or the Bank. The Committee reserves the right to revoke, rescind, and terminate any Award in cases where a Recipient is terminated from his or her position with the Company, the Bank, or any of their subsidiaries, for cause, as the term is defined under the Plan.

1st Independence Bank, Inc.

Date of Grant:	By:

Attest:

[SEAL]